Exhibit 99.1

Hesai Group Reports Second Quarter 2026 Unaudited Financial Results

Quarterly net revenues were RMB860.8 million (US$126.9 million)1

Quarterly lidar shipments were 628,275 units

Quarterly net income was RMB70.6 million (US$10.4 million)

SHANGHAI, China, Aug. 18, 2026 (GLOBE NEWSWIRE) － Hesai Group (“Hesai” or the “Company”) (NASDAQ: HSAI; HKEX: 2525), a global tech company and a leader in 3D perception, today announced its unaudited financial results for the three months ended June 30, 2026.

Management Remarks

“The second quarter of 2026 marked a defining milestone as Hesai has evolved into a full-stack infrastructure platform for Robotics and Physical AI – empowering them to see, understand, and act,” said Dr. Yifan “David” Li, Hesai’s Co-Founder and CEO. “We enable Robotics and Physical AI to see: lidar – our powerful and durable cash engine – is evolving from a ‘must-have’ toward ‘better and more’ in vehicles, the world’s most widely deployed robots. At the same time, demand for the same high-performance, robust, and reliable 3D sensing is rapidly expanding to humanoids and other intelligent machines, driving new orders from Unitree, Robbyant, Galbot, Galaxea, Dexmal, and others. Picasso, our full-color, ultra-sensitive 6D SPAD-SoC, on the other hand, represents a major leap forward in perception technology by enabling a unified 3D understanding of depth, semantics, and how environments evolve over time – delivering true multimodality, which is indispensable for world models and physical AI.”

Dr. Li continued, “We enable them to understand: Kosmo, our spatial intelligence platform, transforms the physical world into AI-ready, reusable 3D spatial assets. That gives robots one of the scarcest and most valuable inputs: geometrically accurate, physically grounded digital representations of the physical world, helping bridge the sim-to-real gap and unlock robotics scaling laws. After prototype deliveries in July 2026, we secured orders from a lineup of leading humanoid robotics companies, including Galbot, with initial revenues expected in the third quarter of 2026 as part of Strategic Growth Initiatives (“SGI”). And we enable them to act: high-performance joints represent another of robotics’ toughest bottlenecks. Leveraging our deep precision engineering expertise, we re-engineered actuation modules from first principles to deliver precise control, compact size, high force output, and true backdrivability in one design. Our proprietary modules are already showing commercial traction: modules began generating revenues in the second quarter, and Hesai is now supplying robotic actuation modules to Sharpa, a global frontrunner in AI robotics. Our production line is fully operational, with shipments underway for dexterous hands and full-body joints ramping soon. By empowering them to see, understand and act in a closed loop, Hesai is entering an exciting new chapter of growth – building the foundational infrastructure for a future shaped by Robotics and Physical AI.”

[1]	All translations from RMB to USD for the second quarter of 2026 were made at the exchange rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board.

“Hesai’s performance in the 2026 second quarter provides strong validation of our next chapter of growth. Our core lidar business continued to deliver profitable scale and strong cash generation, while SGI began translating technological leadership into commercial momentum,” said Mr. Andrew Fan, Hesai’s CFO. “Net revenues reached RMB861 million for the three months ended June 30, 2026, with ADAS and Robotics lidar shipments growing 60% and 193% compared to the same period last year, respectively. Net income reached RMB71 million for the three months ended June 30, 2026, up 60% year-over-year despite continued investments in building SGI. The second quarter of 2026 marked our fifth consecutive quarter of GAAP profitability.”

Mr. Fan continued, “This quarter also marked SGI’s first revenue contribution, led by strong early commercial traction for our industry-leading robotic actuation modules. Driven by stronger-than-expected commercialization momentum and market demand across SGI, including Kosmo on track to begin contributing revenues in the third quarter of 2026, we are raising our full-year 2026 SGI revenue guidance from RMB100 million to a range of RMB200-300 million. We are particularly encouraged by SGI’s growth trajectory and expect the business to reach approximately US$100 million in revenues in 2027 and achieve breakeven in the same year.”

•	Lidar Business Updates:

o	Expanded JT128 adoption through collaborations with more than 50 embodied AI companies worldwide, including Unitree, Robbyant, Galbot, Galaxea, and Dexmal, reinforcing our leadership in robotics lidar. According to GGII, Hesai ranked No.1 in the lidar market for humanoid & quadruped robots in China.

o	Captured a 44% share of China’s long-range ADAS lidar market in June 2026, twice that of the second player, maintaining the No.1 position for the 17th consecutive month, according to Gasgoo.

▪	Great Wall Motor: Secured a new design win for Hesai’s high-end ultra-long-range ETX lidar, with start of production (“SOP”) expected in late 2026.

▪	Li Auto: Expanded multi-lidar adoption from the flagship L9 and L8 to the RMB250,000-class L6, supporting configurations of up to four Hesai lidars and accelerating the mainstream adoption of multi-lidar architectures.

▪	GAC Toyota: Following the bZ3X model, secured another design win for the bZ7 model, further expanding partnerships with Japanese automotive brands.

o	Secured a major global design win with Volkswagen, covering multiple vehicle models under its China joint ventures.

o	Successfully transitioned “Picasso”, the full-color, ultra-sensitive 6D SPAD-SoC, from technology development into product integration, with the SoC now SOP-ready. The high-end, ultra-long-range Picasso-equipped ETX is undergoing customer validation and progressing into Request for Information (“RFI”) and Request for Quotation (“RFQ”) discussions with leading robotaxi operators and global automakers.

•	Strategic Growth Initiatives (SGI) Updates:

◆	Kosmo

o	Kosmo is a spatial intelligence platform integrating an AI spatial camera, AI algorithms, 3D spatial assets, and cloud services into one unified system. By transforming real-world environments into high-fidelity 3D assets that are editable and interactive, Kosmo provides the foundation for next-generation spatial AI applications across robotics, cultural tourism, film & TV production, game development, advertising, and beyond.

o	For robotics, Kosmo’s continuously expanding 3D spatial asset library helps bridge the sim-to-real gap, supports robotics scaling laws, and creates a flywheel of hardware adoption, recurring cloud service revenues, and increasing platform value.

o	Delivered initial prototypes in July 2026 and secured orders from a lineup of leading humanoid robotics companies, including Galbot. Engagement with more than 200 prospective partners across industries validates Kosmo’s technology leadership and broad market demand, with initial revenues expected in the third quarter of 2026.

◆	Robotic Actuation Modules

o	Re-engineered from first principles across materials science, structural design, and system integration, Hesai’s proprietary robotic actuation modules deliver a unique combination of precise control, compact size, high force output, and true backdrivability. Compared with leading products currently available, they achieve approximately three times both the torque density and the power density in a 37% smaller package, with transmission efficiency above 95%.

o	Supplying robotic actuation modules to Sharpa, a global frontrunner in AI robotics; Sharpa aims to achieve real-world commercial validation of AI robotics through the world’s first “zero-retrofit” deployment at a Dairy Queen store in Shanghai in August 2026, with its robots autonomously performing Dairy Queen’s signature Blizzard ice-cream workflow – a complex long-horizon task – while demonstrating the potential to generalize across diverse real-world tasks.[2]

o	Dedicated robotic actuation module production line is fully operational, delivering over 10,000 units by the end of the second quarter of 2026, and expanding from dexterous hands to full-body applications, with robotic actuation module shipments expected to reach six-digit level in 2027.

[2]	“World’s first” means that, by August 2026, based on the parties’ records and a search of reasonably available public information, no earlier publicly launched commercial pilot has been identified in which a general-purpose humanoid robot independently completes a specified ice cream-making process in a real brand store and operates it for consumers. Public commercial pilots do not include laboratory tests, internal validation, or projects that are unpublished or cannot be verified. “Zero retrofitting” and “fully autonomous” refer only to the specified making process under certain predefined conditions; restocking, cleaning, maintenance, safety supervision, and exception handling still require human involvement.

Operational Highlights

	Three months ended	Six months ended
	June 30, 2026	June 30, 2026
ADAS lidar shipments	485,904	839,345
Robotics lidar shipments	142,371	260,653
Total lidar shipments	628,275	1,099,998

•	Q2 2026 ADAS lidar shipments were 485,904 units, representing an increase of 60.1% from 303,564 units in the corresponding period of 2025.

•	Q2 2026 Robotics lidar shipments were 142,371 units, representing an increase of 193.4% from 48,531 units in the corresponding period of 2025.

•	Q2 2026 Total lidar shipments were 628,275 units, representing an increase of 78.4% from 352,095 units in the corresponding period of 2025.

Financial Highlights for the Second Quarter of 2026

(in RMB millions, except for per ordinary share data and percentage)

	Q2 2026	Q2 2025	% Change
Net revenues	860.8	706.4	21.9%
Gross margin	40.1%	42.5%	/
Income from operations	2.2	22.9	(90.4)%
Non-GAAP[3] income from operations	33.0	52.1	(36.7)%
Net income	70.6	44.1	60.0%
Non-GAAP net income	101.3	73.3	38.3%
Net income per ordinary share – basic[4]	0.06	0.04	50.0%
Net income per ordinary share – diluted	0.05	0.04	25.0%
Non-GAAP net income per ordinary share	0.08	0.07	14.3%
Diluted non-GAAP net income per ordinary share	0.08	0.07	14.3%

[3]	See “Use of Non-GAAP Financial Measures” included in this announcement for further details.

[4]	On July 10, 2026, the Company implemented share subdivision of the Company on the basis of every one existing issued and unissued share into eight subdivided shares (“Share Subdivision”). The Company accounted for Share Subdivision on a retrospective basis pursuant to ASC 260, Earnings Per Share. All issued and outstanding common stock, stock option awards, restricted share units, exercise prices and per share data have been adjusted in these consolidated financial statements, on a retrospective basis, to reflect the Share Subdivision for all periods presented.

•	Net revenues were RMB860.8 million (US$126.9 million) for the second quarter of 2026, representing an increase of 21.9% from RMB706.4 million for the same period of 2025. Product revenues were RMB859.7 million (US$126.7 million) for the second quarter of 2026, representing an increase of 22.9% from RMB699.4 million for the same period of 2025. The year-over-year increase was mainly attributable to increased deliveries of both ADAS and Robotics lidar products driven by robust demand, both in China and globally, partially offset by a decrease in average selling prices. Service revenues were RMB1.1 million (US$0.2 million) for the second quarter of 2026, representing a decrease of 84.3% from RMB7.0 million for the same period of 2025. The year-over-year decrease was mainly driven by lower revenues from non-recurring engineering services.

•	Cost of revenues was RMB515.6 million (US$76.0 million) for the second quarter of 2026, representing an increase of 27.0% from RMB405.9 million for the same period of 2025.

•	Gross margin was 40.1% for the second quarter of 2026, compared with 42.5% for the same period of 2025. The year-over-year decrease in gross margin was mainly attributable to a higher revenue contribution from products with relatively lower margins.

•	Sales and marketing expenses were RMB49.6 million (US$7.3 million) for the second quarter of 2026, representing an increase of 17.2% from RMB42.3 million for the same period of 2025. The increase was mainly driven by an increase in payroll expenses of RMB5.5 million (US$0.8 million).

•	General and administrative expenses were RMB67.0 million (US$9.9 million) for the second quarter of 2026, representing an increase of 5.1% from RMB63.7 million for the same period of 2025. The increase was mainly driven by an increase in professional service fees of RMB1.4 million (US$0.2 million).

•	Research and development expenses were RMB231.2 million (US$34.1 million) for the second quarter of 2026, representing an increase of 16.0% from RMB199.2 million for the same period of 2025. The year-over-year increase was mainly due to an increase in payroll expenses of RMB22.7 million (US$3.3 million) and an increase in cost of materials of RMB6.3 million (US$0.9 million), reflecting our incremental investment in SGI.

•	Income from operations was RMB2.2 million (US$0.3 million) for the second quarter of 2026, compared with income from operations of RMB22.9 million for the same period of 2025. Excluding share-based compensation expenses, non-GAAP income from operations was RMB33.0 million (US$4.9 million) for the second quarter of 2026, compared with non-GAAP income from operations of RMB52.1 million for the second quarter of 2025.

•	Net income was RMB70.6 million (US$10.4 million) for the second quarter of 2026, representing an increase of 60.0% from RMB44.1 million for the same period of 2025. Excluding share-based compensation expenses, non-GAAP net income was RMB101.3 million (US$14.9 million) for the second quarter of 2026, representing an increase of 38.3% from RMB73.3 million for the same period of 2025.

•	Net income attributable to ordinary shareholders of the Company was RMB70.6 million (US$10.4 million) for the second quarter of 2026, representing an increase of 60.0% from RMB44.1 million for the same period of 2025. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB101.3 million (US$14.9 million) for the second quarter of 2026, representing an increase of 38.3% from RMB73.3 million for the same period of 2025.

•	Basic and diluted net income per ordinary share were RMB0.06 (US$0.01) and RMB0.05 (US$0.01), respectively, for the second quarter of 2026. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.08 (US$0.01) and RMB0.08 (US$0.01), respectively, for the second quarter of 2026.

•	Cash reserve[5] was RMB7,050.6 million (US$1,039.1 million) as of June 30, 2026, compared with RMB7,231.7 million as of March 31, 2026.

Business Outlook

For the third quarter of 2026, the Company expects net revenues to be between RMB1,100 million (US$162 million) and RMB1,150 million (US$169 million), representing a year-over-year increase of approximately 38% to 45%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 18, 2026 (8:00 PM Beijing/Hong Kong Time on August 18, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Second Quarter 2026 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10056124-5hw8f8.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until August 25, 2026, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10056124

5       Cash reserve represents cash and cash equivalents, restricted cash, short-term investments (exclude stock investment) and long-term time deposits.

About Hesai

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a global tech company and a leader in 3D perception. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, Hesai has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. Hesai has established offices in Shanghai, Palo Alto, and Stuttgart, and operates in-house factories in China and Thailand, with customers spanning more than 40 countries. As the AI-driven Fourth Industrial Revolution accelerates, Hesai is committed to becoming a key enabler of physical AI – digitizing the real world and redefining how humans and robots perceive and act.

Use of Non-GAAP Financial Measures

To supplement Hesai’s consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (the “SEC”): income/loss from operations excluding share-based compensation expenses, net income excluding share-based compensation expenses, net income attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Hesai’s historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirements; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. In the event of any inconsistency between the English version of this earnings release and its Chinese translation, the English version of this document shall prevail unless otherwise stated.

For investor and media inquiries, please contact:

Hesai Group

Capital Markets Department

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise noted)

	As of
	December 31,
	2025	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,663,492	1,510,094	222,560
Restricted cash	4,014	13,441	1,982
Short-term investments	3,091,856	5,139,710	757,500
Notes receivables	94,697	84,542	12,460
Accounts receivable, net	1,262,220	1,099,745	162,082
Amounts due from related parties	–	50,246	7,405
Inventories	670,453	868,501	128,001
Prepayments and other current assets, net	282,431	369,958	54,525

Total current assets	7,069,163	9,136,237	1,346,515
Non-current assets:
Property and equipment, net	1,099,283	1,129,146	166,416
Long-term investments	2,781,670	452,304	66,661
Intangible assets, net	95,507	90,608	13,354
Land-use rights, net	39,015	38,583	5,686
Right-of-use assets	109,318	93,019	13,709
Other non-current assets	67,322	64,265	9,472

Total non-current assets	4,192,115	1,867,925	275,298

TOTAL ASSETS	11,261,278	11,004,162	1,621,813

	As of
	December 31,
	2025	June 30, 2026
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	448,233	395,490	58,288
Note payable	150,199	92,533	13,638
Accounts payable	592,560	658,114	96,994
Contract liabilities	21,019	25,009	3,686
Accrued warranty liability	77,672	85,328	12,576
Income tax payable	27,157	27,517	4,056
Accrued expenses and other current liabilities	578,495	418,539	61,685

Total current liabilities	1,895,335	1,702,530	250,923
Non-current liabilities
Operating lease liabilities	85,555	68,187	10,050
Long-term borrowings	278,727	242,006	35,667
Other non-current liabilities	42,907	40,748	6,005

Total non-current liabilities	407,189	350,941	51,722

TOTAL LIABILITIES	2,302,524	2,053,471	302,645

Shareholders’ equity
Class A Ordinary shares	17	17	2
Class B Ordinary shares	90	90	14
Additional paid-in capital	11,925,963	11,992,137	1,767,422
Accumulated other comprehensive income (loss)	6,529	(156,573)	(23,076)
Accumulated deficit	(2,973,845)	(2,884,980)	(425,194)

TOTAL SHAREHOLDERS’ EQUITY	8,958,754	8,950,691	1,319,168

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,261,278	11,004,162	1,621,813

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data or otherwise noted)

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$
Net revenues	706,388	860,827	126,870
Cost of revenues	(405,910)	(515,578)	(75,987)

Gross profit	300,478	345,249	50,883

Operating expenses:
Sales and marketing expenses	(42,311)	(49,572)	(7,306)
General and administrative expenses	(63,720)	(66,968)	(9,870)
Research and development expenses	(199,219)	(231,173)	(34,071)
Other operating income, net	27,624	4,659	688

Total operating expenses	(277,626)	(343,054)	(50,559)

Income from operations	22,852	2,195	324
Interest income	20,967	58,950	8,689
Interest expenses	(6,545)	(4,102)	(605)
Investment income	–	36,566	5,389
Foreign exchange income/(loss), net	6,936	(23,182)	(3,417)
Other (loss)/income, net	(19)	126	18

Net income before income tax and share of loss in equity method investments	44,191	70,553	10,398
Income tax expense	(94)	(3)	–
Share of loss in equity method investment	(11)	–	–

Net income	44,086	70,550	10,398

Net income attributable to ordinary shareholders of the Company	44,086	70,550	10,398

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$
Net earnings per share:
Basic	0.04	0.06	0.01
Diluted	0.04	0.05	0.01

Weighted average ordinary shares used in calculating net earnings per share:
Basic	1,059,310,800	1,252,428,344	1,252,428,344
Diluted	1,113,553,640	1,302,394,120	1,302,394,120

Net income	44,086	70,550	10,398

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(1,653)	(79,925)	(11,780)

Comprehensive income/(loss), net of tax of nil	42,433	(9,375)	(1,382)

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data or otherwise noted)

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
Net revenues	1,231,690	1,541,382	227,172
Cost of revenues	(711,977)	(930,113)	(137,082)

Gross profit	519,713	611,269	90,090

Operating expenses:
Sales and marketing expenses	(92,857)	(91,075)	(13,423)
General and administrative expenses	(117,807)	(119,744)	(17,648)
Research and development expenses	(382,525)	(435,846)	(64,236)
Other operating income, net	62,880	29,030	4,279

Total operating expenses	(530,309)	(617,635)	(91,028)

Loss from operations	(10,596)	(6,366)	(938)
Interest income	41,488	115,779	17,064
Interest expenses	(11,552)	(9,934)	(1,464)
Investment income	–	36,566	5,389
Foreign exchange income/(loss), net	7,960	(47,372)	(6,982)
Other (loss)/income, net	(713)	197	29

Net income before income tax and share of loss in equity method investments	26,587	88,870	13,098
Income tax expense	(27)	(5)	(1)
Share of loss in equity method investment	(23)	–	–

Net income	26,537	88,865	13,097

Net income attributable to ordinary shareholders of the Company	26,537	88,865	13,097

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
Net earnings per share:
Basic	0.03	0.07	0.01
Diluted	0.02	0.07	0.01

Weighted average ordinary shares used in calculating net earnings per share:
Basic	1,055,503,080	1,251,081,328	1,251,081,328
Diluted	1,111,618,112	1,303,746,620	1,303,746,620

Net income	26,537	88,865	13,097

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	30,245	(163,102)	(24,038)

Comprehensive income/(loss), net of tax of nil	56,782	(74,237)	(10,941)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data or otherwise noted)

	For the three months ended June 30,
	2025	2026
	RMB	RMB	US$
Income from operations	22,852	2,195	324
Add: Share-based compensation expenses	29,198	30,773	4,535

Non-GAAP income from operations	52,050	32,968	4,859

Net income	44,086	70,550	10,398
Add: Share-based compensation expenses, net of tax of nil	29,198	30,773	4,535

Non-GAAP net income	73,284	101,323	14,933
Net income attributable to ordinary shareholders of the Company	44,086	70,550	10,398
Add: Share-based compensation expenses, net of tax of nil	29,198	30,773	4,535

Non-GAAP net income attributable to ordinary shareholders of the Company	73,284	101,323	14,933

Weighted average shares used in calculating net earnings per share
Basic	1,059,310,800	1,252,428,344	1,252,428,344
Diluted	1,113,553,640	1,302,394,120	1,302,394,120

Non-GAAP net earnings per share
Basic	0.07	0.08	0.01
Diluted	0.07	0.08	0.01

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data or otherwise noted)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Loss from operations	(10,596)	(6,366)	(938)
Add: Share-based compensation expenses	55,384	60,206	8,873

Non-GAAP income from operations	44,788	53,840	7,935

Net income	26,537	88,865	13,097
Add: Share-based compensation expenses, net of tax of nil	55,384	60,206	8,873

Non-GAAP net income	81,921	149,071	21,970

Net income attributable to ordinary shareholders of the Company	26,537	88,865	13,097
Add: Share-based compensation expenses, net of tax of nil	55,384	60,206	8,873

Non-GAAP net income attributable to ordinary shareholders of the Company	81,921	149,071	21,970

Weighted average shares used in calculating net earnings per share
Basic	1,055,503,080	1,251,081,328	1,251,081,328
Diluted	1,111,618,112	1,303,746,620	1,303,746,620

Non-GAAP net earnings per share
Basic	0.08	0.12	0.02
Diluted	0.07	0.11	0.02

HESAI GROUP

UNAUDITED FINANCIAL INFORMATION BY SEGMENT

(All amounts in thousands, except share and per share data or otherwise noted)

	For the three months ended June 30, 2026
		Strategic
		Growth
	Lidar	Initiatives	Total
	RMB	RMB	RMB
Net revenues	815,884	44,943	860,827
Cost of revenues and total operating expenses	(749,648)	(108,984)	(858,632)

Income/(loss) from operations	66,236	(64,041)	2,195

Interest income			58,950
Interest expenses			(4,102)
Investment income			36,566
Foreign exchange loss, net			(23,182)
Other income, net			126

Net income before income tax			70,553
Income tax expense			(3)

Net income			70,550

HESAI GROUP

UNAUDITED FINANCIAL INFORMATION BY SEGMENT

(All amounts in thousands, except share and per share data or otherwise noted)

	For the six months ended June 30, 2026
		Strategic
		Growth
	Lidar	Initiatives	Total
	RMB	RMB	RMB
Net revenues	1,496,439	44,943	1,541,382
Cost of revenues and total operating expenses	(1,388,259)	(159,489)	(1,547,748)

Income/(loss) from operations	108,180	(114,546)	(6,366)

Interest income			115,779
Interest expenses			(9,934)
Investment income			36,566
Foreign exchange loss, net			(47,372)
Other income, net			197

Net income before income tax			88,870
Income tax expense			(5)

Net income			88,865